RECOMMENDATION TO REJECT THE UNSOLICITED
MACKENZIE MINI-TENDER OFFER

If you are considering selling your shares of common stock in The Parking REIT, Inc. to MacKenzie Realty Capital, Inc., please read this first.

February 22, 2021

Dear Stockholder:

On February 22, 2021, affiliates of MacKenzie Realty Capital, Inc. (the “Bidder”) commenced an unsolicited tender offer to purchase up to 200,000 shares (the “Shares”) of the outstanding common stock, par value $0.0001 per share (the “Common Stock”), of The Parking REIT, Inc. (the “Company”), at a price of $5.50 per Share in cash (without interest) (the “Offer Price”).

We believe that the Offer Price is substantially below the value of the Shares and therefore strongly recommend that stockholders DO NOT tender any of their Shares in the tender offer.

In arriving at our recommendation against tendering your Shares to the Bidder, we considered the following:

1. We believe that the Offer Price is significantly less than the current and potential value of the Shares.  We currently estimate the per-share value of the Common Stock as $11.75.

2.    Given the Offer Price, we believe that the tender offer represents an opportunistic attempt by the Bidder to make a profit by purchasing the Shares at an unreasonably low price relative to their current estimated value, thereby depriving tendering stockholders of the potential opportunity to realize the full long-term value of their investment in the Company.  This belief is supported by the Bidder’s own characterization of the tender offer. Specifically, the Board of Directors notes that: “The [Bidder is] making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $5.50 per Share, the [Bidder is] motivated to establish the lowest price which might be acceptable to Shareholders consistent with the [Bidder’s] objectives.”

3. As recently announced, the Company entered an Equity Purchase and Contribution Agreement (the “Purchase Agreement”) with Color Up, LLC (the “Purchaser”), a wholly-owned subsidiary of Bombe Asset Management, Ltd.  Pursuant to the terms of the Purchase Agreement, the Purchaser has agreed, as promptly as practicable after the closing of the transaction (the “Transaction”), to commence a tender offer (the “Bombe Tender Offer”) to purchase up to 900,506 shares of Common Stock, or 1,075,506 shares of Common Stock if increased pursuant to the terms of the Purchase Agreement, at a price of $11.75 per share – a price per share that is more than 100% greater than the amount you will receive if you tender shares to the Bidder in the tender offer. The Transaction is expected to close in the second quarter of 2021, and is subject to several closing conditions.

4.    The tender offer is subject to certain conditions, some of which provide the Bidder with the “reasonable” discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development that has occurred or been threatened with respect to the Company that would be materially adverse to the Company. There is no guarantee that the tender offer will be completed in the time frame that the tender offer implies.  In addition, the tender offer can be amended for various reasons, including to reduce the consideration paid for the Shares, or can be terminated or extended with little notice to the stockholders.

5. None of the Company’s directors, executive officers, subsidiaries or other affiliates who hold Shares intend to tender Shares to the Bidder.

In summary, we believe the tender offer represents an attempt by the Bidder to catch current stockholders of the Company off-guard and acquire the Shares at a low price in order to make a profit and, as a result, deprive the stockholders tendering their Shares of the potential long-term value of the Shares or a higher price if they tender their shares in the Bombe Tender Offer. Accordingly, we recommend that you reject the tender offer and not tender any of your Shares to the Bidder. To decline the Bidder’s tender offer, simply ignore it. You do not need to respond to anything.

We acknowledge that each stockholder must evaluate whether to tender its Shares to the Bidder pursuant to the tender offer and that, because there is no trading market for the Shares, an individual stockholder may determine to tender based on, among other considerations, its individual liquidity needs. In addition, we believe that in making a decision as to whether to tender its Shares to the Bidder pursuant to the tender offer, each stockholder should keep in mind that none of the Company, the Board of Directors or their respective advisors makes any assurances with respect to (i) future distributions, if any, (ii) the timing of or ability to provide liquidity to the stockholders, (iii) the consummation of the Bombe Tender Offer or (iv) the future value of the Shares.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

Please be aware that the Bidder is in no way affiliated with the Company. Also, please note that the Bidder does not have a copy of our stockholder list. The Bidder’s mailing has been conducted by a third party, which has agreed to keep the list of our stockholders confidential.

We urge you to consult your financial advisor and exercise caution with respect to this and other mini-tender offers. Mini-tender offers are offers to purchase less than 5% of a company’s outstanding shares. The Securities and Exchange Commission (the “SEC”) has cautioned investors about offers of this nature. Additional information about mini-tender offers is available on the SEC’s website at https://www.sec.gov/reportspubs/investor-publications/investorpubsminitendhtm.html

In order to avoid the costs of additional mailings, we may post any updates or changes to our response to this mini-tender offer and/or our response to future mini-tender offers at www.theparkingreit.com. If you have any questions related to the tender offer, please contact MacKenzie at (925) 631-9100.

We thank you for your investment in the Company.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.  The Company plans to file relevant documents with the SEC regarding the Transaction. Separately, the Purchaser will file the Bombe Tender Offer materials with the SEC and the Company will file a Solicitation/Recommendation Statement with respect to the Bombe Tender Offer. The Bombe Tender Offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the Bombe Tender Offer. INVESTORS ARE URGED TO READ THE BOMBE TENDER OFFER DOCUMENTS, THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the Bombe Tender Offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents), the Solicitation/Recommendation Statement and other relevant documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at TheParkingREIT.com or by directing a written request to The Parking REIT, Inc.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein other than historical facts may be considered forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Company, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained herein. These statements are based on a number of assumptions involving the judgment of management and depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels at its properties; the Company’s estimated value per share; and other risks identified in Part I, Item 1A, “Risk Factors” in the Form 10-K  and subsequent quarterly reports on Form 10-Q (which are incorporated herein by reference). Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.